March 13, 2007

Michael L. Weiner
Chief Executive Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586

> **Re:** **Biophan Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 27, 2007**
> **File No. 333-138632**

Dear Mr. Weiner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Generally it is inconsistent with section 5 of the Securities Act to renegotiate the terms of a private transaction after the related securities are the subject of a resale registration statement. Please provide us your detailed analysis of how your forbearance and related agreements with the selling stockholders are consistent with section 5.

2. Please ensure that amendments you file disclose all required updated information. For example, you should include executive compensation information for the last completed fiscal year. See Release 33-8732A (August 29, 2006).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   William E. Kelly, Esq. – Nixon Peabody LLP